UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2026

Commission File Number 001- 42955

Titan Mining Corporation

(Translation of registrant’s name into English)

  408 Sylvia Lake Rd

Gouverneur, New York

NY 13642

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ☐        Form 40-F ☒

The following documents are being submitted herewith:

Exhibit	Description
99.1	Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2026 and 2025
99.2	Management’s Discussion and Analysis for the three and six months ended June 30, 2026 and 2025
99.3	CEO Certification of Interim Filings dated August 12, 2026
99.4	CFO Certification of Interim Filings dated August 12, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Titan Mining Corporation
(Registrant)

Date: August 12, 2026	By:	/s/ Purni Parikh
	Name:	Purni Parikh
	Title:	SVP Corporate Affairs and Corporate Secretary

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